Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260976
Registration No. 333-264085

Prospectus Supplement No. 8

(to Prospectus dated December 29, 2021)

Prospectus Supplement No. 6

(to Prospectus dated April 15, 2022)

WeWork Inc.

760,765,488 Shares of Class A Common Stock

7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the prospectus dated December 29, 2021, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “2021 Prospectus”), and the prospectus dated April 15, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “2022 Prospectus” and, together with the 2021 Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The 2021 Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the 2021 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the 2021 Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The 2022 Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the 2022 Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On August 10, 2022, the closing price of our Class A common stock was $5.11 per share, and the closing price of our warrants was $0.86 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2022

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

575 Lexington Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On August 9, 2022, Michel Combes notified WeWork Inc. (the “Company”) of his resignation from the Company’s Board of Directors (the “Board”), effective immediately. The resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices. Mr. Combes did not serve on any committee of the Board.

Mr. Combes occupied a seat on the Board pursuant to a designation by SVF II WW Holdings (Cayman) Limited (formerly known as SB WW Holdings (Cayman) Limited) (“SVFWW”) under the Stockholders Agreement dated October 20, 2021, by and among the Company, BowX Sponsor, LLC, SVFWW, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, SVFWW designated Alex Clavel to fill the vacancy on the Board created by Mr. Combes’ resignation. Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mr. Clavel as a member of the Board, effective August 9, 2022.

Mr. Clavel is the Chief Executive Officer of SoftBank Group International (“SBGI”). He serves as a director on various internal SoftBank and external portfolio company boards, including LDH Growth Corp. I and Levere Holdings Corp., and oversees SBGI’s portfolio of strategic and global assets and external fund investments. Mr. Clavel joined SoftBank in Tokyo in 2015 and is currently based in New York City. Prior to joining SoftBank, Mr. Clavel spent 19 years at Morgan Stanley in investment banking. He earned a bachelor’s degree from Princeton University and speaks French, Mandarin Chinese, and Japanese. He serves as a director of Prep for Prep and is a member of Princeton’s National Annual Giving Committee.

The Company is a party to various transactions with SVFWW and other related parties, as described under the “Certain Relationships and Related Person Transactions” section and the “Subsequent Events” sub-section under “Financial Statements and Supplementary Data” in the Company’s registration statements on Form S-1 (File Nos. 333-260976 and 333-264085), as amended and supplemented, each of which section is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On August 11, 2022, the Company issued a press release announcing the appointment of Alex Clavel to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by WeWork Inc. on August 11, 2022.

104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

	By:	/s/ Jared DeMatteis
Date: August 11, 2022	Name:	Jared DeMatteis
	Title:	Chief Legal Officer

Exhibit 99.1

WeWork Announces New SoftBank Appointment to Its Board of Directors

NEW YORK, NY – August 11, 2022 – WeWork Inc. (NYSE: WE), the leading global flexible space provider, today announced that Alex Clavel, Chief Executive Officer of SoftBank Group International (“SBGI”), has joined WeWork’s Board of Directors, effective August 9, 2022. Mr. Clavel succeeds Michel Combes, the former Chief Executive Officer of SBGI, who had served on WeWork’s Board since October 2020.

Mr. Clavel has extensive experience with both private and public companies, having been responsible for managing SoftBank’s international platform of investments, including WeWork, T-Mobile, Deutsche Telekom and OneWeb. He currently serves as a director on numerous internal SoftBank and external portfolio company boards, including Arm China, Boston Dynamics, InMobi, SB Energy, Goggo and Levere Holdings Corp. Before joining SoftBank in Tokyo in 2015, Mr. Clavel spent 19 years at Morgan Stanley in investment banking, where he focused on technology, media and telecom M&A and spent time in New York, Hong Kong, Shanghai and Tokyo. He earned a bachelor’s degree from Princeton University and speaks French, Mandarin Chinese and Japanese. He serves as a director of Prep for Prep and is a member of Princeton’s National Annual Giving Committee.

“Alex brings a firm understanding of WeWork’s core business, and how our diversified suite of products - from All Access to WeWork Workplace - strengthen our long-term value proposition as the partner of choice. With deep knowledge and expertise from working with numerous companies at different stages of growth, I know Alex will bring a valuable perspective as we continue to execute on our goals and meet demand for greater flexibility,” said Sandeep Mathrani, WeWork’s CEO and Chairman. “I also want to thank Michel Combes for his leadership and friendship over the past few years, and wish him the best going forward.”

Mr. Clavel said, “WeWork is an extraordinary company that has undergone an incredible transformation with Sandeep at the helm. I am excited to join its Board at this important juncture as the company executes against its goals of growing revenue and continuing the march towards profitability.”

About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become the leading global flexible space provider committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

Contacts:

Media for WeWork

Nicole Sizemore

press@wework.com

Media for SoftBank

Benjamin Spicehandler / Hannah Dunning

FGS Global

SoftBank-SVC@sardverb.com

Investor Relations

Kevin Berry

investor@wework.com